

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2015

Via Email
William C. Losch III
Executive Vice President and
Chief Financial Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, TN 38103

      Re: **First Horizon National Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 24, 2015
              File No. 001-15185

Dear Mr. Losch:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Gus Rodriguez

              Gus Rodriguez
              Accounting Branch Chief